FBL Financial Group, Inc.
Exhibit 12 – Statement Re: Computation of Ratios
Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2007	2006	2005	2004	2003
		(Dollars in thousands)
Earnings
Pre-tax from continuing operations	$125,806	$133,488	$108,563	$92,492	$93,994
Less: Minority interest	49	(126)	(159)	(105)	(16)
Less: Preferred stock dividends of subsidiaries not eliminated in consolidation	–	–	–	–	(2,425)
Add: Distributed income from equity investees	438	2,021	1,107	2,035	1,037

	126,293	135,383	109,511	94,422	92,590

Fixed charges	422,951	296,074	253,607	286,154	232,115
Less: Capitalized bonus interest	(9,636)	(3,886)	(1,233)	(48,951)	(19,763)
Less: Tax gross up on preferred stock	–	–	(805)	(766)	(730)
Add: Amortization of capitalized interest	6,255	5,985	5,461	6,792	4,040

Total earnings	$545,863	$433,556	$366,541	$337,651	$308,252

Fixed charges
Interest credited to contract holders	$395,392	$279,257	$236,561	$223,543	$202,599
Capitalized bonus interest credited to contract holders	9,636	3,886	1,233	48,951	19,763
Interest expense on debt	16,666	11,744	13,590	11,397	5,052
Preferred stock dividends of subsidiaries not eliminated in consolidation	–	–	–	–	2,425
Tax gross up on preferred stock	–	–	805	766	730
Estimate of interest within rent expense	1,257	1,187	1,418	1,497	1,546

Total fixed charges	$422,951	$296,074	$253,607	$286,154	$232,115

Ratio of earnings to fixed charges	1.29	1.46	1.45	1.18	1.33